April 27, 2006	TSX: QC AMEX/AIM: QCC

QUEST REPORTS ITS FINANCIAL RESULTS FOR THE FIRST QUARTER 2006

Vancouver, British Columbia, April 27, 2006 – Quest Capital Corp. ('Quest' or the 'Company') announces its unaudited consolidated interim financial results for the three months ended March 31, 2006 (a copy of which are attached hereto).

HIGHLIGHTS

  Earnings before taxes of $8.3 million ($0.06 per share) or net earnings of $8.0 million ($0.06 per share), as compared to earnings before taxes of $3.3 million ($0.04 per share) or net earnings of $3.3 million ($0.04 per share) for the comparative period in 2005;
  Loan portfolio increased 29% during the three months ended March 31, 2006 to $160.1 million, as compared to $124.6 million as at December 31, 2005;
  Total loans arranged during the three months ended March 31, 2006 totaled $52.3 million;
  Net Assets increased during the three months ended March 2006 by 12% to $199.1 million, as compared to $177.6 million as at December 31, 2005;
  Warrants exercised during the three months ended March 31, 2006 resulted in cash proceeds of $13.3 million;
  Realized gains from sale of marketable securities and investments during the three months ended March 31, 2006 totaled $4.7 million, as compared to $0.8 million realized during the three months ended March 31, 2005.

Managing Director, A. Murray Sinclair commented, “Our ability to source quality loans that meet our lending criteria gave us the confidence to increase our equity base and subsequent to quarter end completing a successful $50 million equity offering. Consequently, we now have a capital base of approximately $250 million, increased visibility and a higher level of quality deal flow”.

About Quest
Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans of between $1,000,000 and $35,000,000 to operations in real estate, manufacturing, mining and energy. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

QUEST CAPITAL CORP.
Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel: 416-367-8383 • Fax: 416-367-4624

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair		Mark Monaghan
Managing Director		Vice President

Tel:	(604) 689-1428	Tel:	(416)-367-8383
Toll free:	(800) 318-3094

Forward Looking Statements

     Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainties affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

QUEST CAPITAL CORP.
Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel: 416-367-8383 • Fax: 416-367-4624